 1-A/A LIVE 0001785031 XXXXXXXX 024-11066 KULA VENTURES LTD. NV 2019 0001785031 6500 83-4542873 0 0 6350 W. Cheyenne Ave. Las Vegas NV 89108 877-843-5852 Bryan Clark, Esq. Other 59980.00 0.00 0.00 0.00 61444.00 10000.00 0.00 10000.00 51444.00 61444.00 0.00 8556.00 0.00 -8556.00 -0.01 -0.01 Hall & Company Certified Public Accountants & Consultants, Inc. 1200000 0 0 0 true true false Tier2 Audited Debt Y N N Y N N 40000000 0 10000.0000 40000000.00 0.00 0.00 0.00 40000000.00 0.00 0.00 0.00 Hall & Company Certified Public Accountants & Consultants, Inc. 0.00 Bryan R. Clark PC 0.00 0.00 0.00 39900000.00 true NV false Kula Ventures Ltd. Common Shares 1200000 0 $ 60,000.00; 1.2 million shares at $0.05 per share. Regulation D, Rule 506(b)